[Letterhead of W.P. Stewart & Co., Ltd.]

                                                         September 14, 2007

VIA EDGAR
Mr. Rufus Decker
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

              Re:   W.P. Stewart & Co., Ltd.
                    Form 20-F for the Fiscal Year Ended December 31, 2006 Form 6-K for the Fiscal Quarters Ended March 31, 2007 and June 30, 2007
                    File No. 1-16245

Dear Mr. Decker:

      W.P. Stewart & Co., Ltd. ("we" or the "Company") is hereby responding to the comment letter of the Staff, dated August 8, 2007, in respect of the Company's Annual Report on Form 20-F for the year ended December 31, 2006 (the "Annual Report") filed with the Securities and Exchange Commission (the "Commission") on April 2, 2007, the Company's Report on Form 6-K regarding the Company's first quarter fiscal results for 2007 (the "First Quarter Report") filed with the Commission on May 16, 2007, and the Company's Report on Form 6-K regarding the Company's second quarter fiscal results for 2007 (the "Second Quarter Report") filed with the Commission on August 3, 2007. Terms utilized in this letter shall have the same meanings as were ascribed to them in the Annual Report.

      The numbered paragraphs of the responses set forth below correspond to the numbered comments in the Staff's letter.

      1. The Staff requested that, where applicable in response to the Staff's letter, additional disclosures or revisions be shown in this response letter. We have done so as shown below. Any additional disclosures or revisions will be incorporated in the Company's future filings, including interim filings, with the Commission where applicable.

Mr. Rufus Decker
September 14, 2007
Page 2 of 4


      2. The Staff requested further information regarding the Company's intangible asset and goodwill impairment analysis as of March 31, 2007 as it relates to the intangible assets associated with the acquisition of TPRS Services N.V.

            The first analysis which we provided in our initial response regarding intangible assets related to TPRS Services N.V. indicated the asset grouping would generate approximately $24 million of undiscounted future cash flows attributed to the specific pool of identifiable customer accounts supporting these intangible assets. This pool of customer accounts (the customer intangible asset associated with the TPRS Services N.V. acquisitions in 1999 and
2000) is the lowest level grouping for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The first analysis we provided was a high-level screen using first quarter net income to roughly estimate cash flows without further refining known differences, such as performance fees and related pay outs and non-cash expenses.

      In accordance with SFAS #144 (para. 17), in considering all available evidence when evaluating the recoverability of this long-lived asset, our refined cash flows in the additional analysis incorporates various assumptions about our business operations and conditions which we believe are reasonable. The additional analysis in Exhibit I(a) and I(b) shows the course of action factoring in only cash expenses and an estimate for performance fees. Performance fees have been earned from this asset group for the previous two years and our updated budget for 2007 continues to provide for performance fees from these accounts.

The carrying value of these intangible assets as of March 31, 2007 was approximately $26 million. The additional cash flow analysis shows undiscounted cash flows aggregating $39.2 million showing the recoverable amount to exceed the carrying value by a significant margin. Accordingly, the Company determined that there was no impairment charge to be recognized at March 31, 2007.

      The second quarter of 2007 brought a further reduction in the assets under management due to a decline in market value and the closure of accounts within this pool of customers. In light of these events, management made a decision during the second quarter to revise our fee structure associated with certain accounts within this pool of customers, as well as others. This was determined to be a triggering event under SFAS #144 (para. 8) and upon completion of the recoverability test and determination of the fair value of the asset group under SFAS #144, it was determined that an impairment charge should be recognized at June 30, 2007.

      3. The Staff inquired about the assumed expense rates of 54.1% and 58.8% used in the Company's intangible asset and goodwill impairment analysis for the five years ended December 31, 2006 and March 31, 2007, respectively.

Mr. Rufus Decker
September 14, 2007
Page 3 of 4


            The expense rates of 54.1% and 58.8% were based on the ratio of pre-tax expenses (including non-cash charges for depreciation, amortization and non-cash compensation expense) and excluding one-time non-recurring charges (consisting of a performance fee charge for the year ended December 31, 2006 based on the change in domicile of a mutual fund and a write-off of intangible assets for the year ended December 31, 2005), to gross revenue for the five year periods ended December 31, 2005 and 2006, respectively, in each case the most recent five year period for which audited figures were available. The difference in the rates was based solely on the actual average annual run rate for each respective five year period and was attributable to a reduction in revenue and an increase in operating expenses from 2001 to 2006. We note that application of the higher expense ratio to the earlier period would have resulted in undiscounted cash flows greater than carrying value as at December 31, 2006.

            The analysis for each intangible asset previously provided in Exhibits in our July 12, 2007 letter were high-level screens to ensure recoverability of the carrying amounts. No further refinement related to performance fees and non-cash charges were considered necessary for intangibles other than the TPRS intangibles discussed in the response to question #2 above, as such refinements would have increased undiscounted cash flows.

      4. The Staff requested that we provide the Company's goodwill impairment analysis as of June 30, 2007.

            The Company has one reporting unit. The carrying value of goodwill at June 30, 2007 was approximately $8.7 million; the market value (capitalization) of the Company at June 30, 2007 was approximately $525 million and shareholder's equity of the Company was approximately $83 million at June 30, 2007. The market value of the Company exceeded its' shareholder's equity by approximately $442 million and therefore it was determined that there was no impairment of goodwill to be recognized at June 30, 2007.

      5. The Staff asked that the Company provide its analysis of materiality on a quarterly and annual basis for 2005 and 2006 with respect to the inadvertent application of APB #25 instead of FAS 123(R) for such periods.

            Please refer to the attached Exhibit II which presents the impact on current period quarterly and annual net income, as well as basic and diluted earnings per share due to the inadvertent application of variable accounting under APB #25.

      6. The Staff asked about our determination that a thirty day period was a reasonable period to measure volatility in connection with determining fair value of stock options as of the date of grant.

            As indicated in our initial response, the Company did not issue any options under the plan during the period from 2003 through 2006. At the date the options

Mr. Rufus Decker
September 14, 2007
Page 4 of 4


were issued in 2001 and 2002, we used 30 day volatility which approximated the volatility for the period since the Company went public in 2000.

      If the Staff has any further questions or comments, please telephone the undersigned at 212-750-8585.

                                    Sincerely,


                                    /s/ Susan G. Leber
                                    Susan G. Leber
                                    Managing Director - Chief Financial Officer

                                                                    Exhibit I(a)

WPS/TPRS REVENUE INTANGIBLES CASHFLOW ANALYSIS

Currency Amounts in Thousands $US

                                           TPRS
                                        12/31/1999
                                        ----------

                                         1/1/2007      1/1/2008       1/1/2009     1/1/2010      1/1/2011      1/1/2012
                                         --------      --------       --------     --------      --------      --------
Revenue                                  $  3,483      $  3,483      $  3,483      $  3,483      $  3,483      $  3,483

Expenses                                    1,783         1,783         1,783         1,783         1,783         1,783
                                         --------      ----------------------------------------------------------------

Pre-tax Cash Flows                          1,700         1,700         1,700         1,700         1,700         1,700

Taxes                                          68            68            68            68            68            68
                                         --------      --------      --------      --------      --------      --------

Cash Flows                                  1,632         1,632         1,632         1,632         1,632         1,632
                                         ========      ========      ========      ========      ========      ========

Carrying Value of Intangible Assets      $ 14,116
                                         ========

Undiscounted Future Cash Flows           $ 19,583
                                         ========





                                        1/1/2013      1/1/2014      1/1/2015      1/1/2016      1/1/2017      1/1/2018
                                        --------      --------      --------      --------      --------      --------
Revenue                                 $  3,483      $  3,483      $  3,483      $  3,483      $  3,483      $  3,483

Expenses                                   1,783         1,783         1,783         1,783         1,783         1,783
                                        ------------------------------------------------------------------------------

Pre-tax Cash Flows                         1,700         1,700         1,700         1,700         1,700         1,700

Taxes                                         68            68            68            68            68            68
                                        --------      --------      --------      --------      --------      --------

Cash Flows                                 1,632         1,632         1,632         1,632         1,632         1,632
                                        ========      ========      ========      ========      ========      ========

Carrying Value of Intangible Assets


Undiscounted Future Cash Flows

Assumptions

1) Actual revenue at 03/31/07 annualized plus an estimate of 25% of the average performance fees earned for the years ended December 31, 2005 and 2006

2) Expenses are at our run rate of 51.2% which is an approximate average over the last 5 years excluding non-recurring charges and non-cash expenses

3) Tax rate is 4% [assumed rate in Curacao]

                                                                    Exhibit I(b)

WPS/TPRS REVENUE INTANGIBLES CASHFLOW ANALYSIS

Currency Amounts in Thousands $US

                                           TPRS
                                        12/29/2000
                                        ----------

                                         7/1/2007      7/1/2008      7/1/2009      7/1/2010      7/1/2011      7/1/2012
                                         --------      --------      --------      --------      --------      --------
Revenue                                  $  3,483      $  3,483      $  3,483      $  3,483      $  3,483      $  3,483

Expenses                                    1,783         1,783         1,783         1,783         1,783         1,783
                                         --------      ----------------------------------------------------------------

Pre-tax Cash Flows                          1,700         1,700         1,700         1,700         1,700         1,700

Taxes                                          68            68            68            68            68            68
                                         --------      --------      --------      --------      --------      --------

Cash Flows                                  1,632         1,632         1,632         1,632         1,632         1,632
                                         ========      ========      ========      ========      ========      ========

Carrying Value of Intangible Assets      $ 11,971
                                         ========

Undiscounted Future Cash Flows           $ 19,583
                                         ========





                                        7/1/2013      7/1/2014      7/1/2015      7/1/2016      7/1/2017      7/1/2018
                                        --------      --------      --------      --------      --------      --------
Revenue                                 $  3,483      $  3,483      $  3,483      $  3,483      $  3,483      $  3,483

Expenses                                   1,783         1,783         1,783         1,783         1,783         1,783
                                        ------------------------------------------------------------------------------

Pre-tax Cash Flows                         1,700         1,700         1,700         1,700         1,700         1,700

Taxes                                         68            68            68            68            68            68
                                        --------      --------      --------      --------      --------      --------

Cash Flows                                 1,632         1,632         1,632         1,632         1,632         1,632
                                        ========      ========      ========      ========      ========      ========

Carrying Value of Intangible Assets


Undiscounted Future Cash Flows

Assumptions

1) Actual revenue at 03/31/07 annualized plus an estimate of 25% of the average performance fees earned for the years ended December 31, 2005 and 2006

2) Expenses are at our run rate of 51.2% which is an approximate average over the last 5 years excluding non-recurring charges and non-cash expenses

3) Tax rate is 4% [assumed rate in Curacao]

                                                                      Exhibit II

Materiality Analysis
Question #5

                                 Increase /                      Weighted          Weighted
                                (Decrease)       Impact on    Average Basic     Average Diluted
                                Net Income *     Net Income     EPS Impact        EPS Impact
                                ------------     ----------   -------------     ---------------
Quarter Ended
31-Mar-05                        $ (63,476)       -0.4955%      $ (0.0014)        $ (0.0014)
30-Jun-05                        $ (20,040)       -0.1635%      $ (0.0004)        $ (0.0004)
30-Sep-05                        $ (53,991)       -0.4420%      $ (0.0012)        $ (0.0012)
31-Dec-05                        $ (41,418)       -1.4944%      $ (0.0009)        $ (0.0009)

Year Ended
31-Dec-05                        $(178,924)       -0.4467%      $ (0.0039)        $ (0.0039)

Quarter Ended
31-Mar-06                        $  17,775         0.1404%      $  0.0004         $  0.0004
30-Jun-06                        $ (71,033)       -0.7363%      $ (0.0015)        $ (0.0015)
30-Sep-06                        $  70,020         1.9797%      $  0.0015         $  0.0015
31-Dec-06                        $(278,638)       -2.3966%      $ (0.0061)        $ (0.0061)

Year Ended
31-Dec-06                        $(261,876)       -0.6988%      $ (0.0057)        $ (0.0057)

* Represents the difference between the expense recorded under variable plan accounting as compared with FAS 123 (R) methodology.